Mr. Justin Dobbie, Legal Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

August 7, 2017

Re:	Arcimoto, Inc.

Offering Statement on Form 1-A

Filed July 31, 2017

File No. 024-10710

Dear Mr. Dobbie:

We acknowledge receipt of comments in your letter of August 3, 2017, which we have set out below, together with our responses.

Liquidity and Capital Resources, page 7

1.	You state that the principal and accrued and unpaid interest due to the City of Eugene, Oregon, is due no later than July 1, 2017. Please discuss the status of this loan including, to the extent material, any material default provisions and whether you are in default or have received any waivers or modifications of the loan.

The disclosure has been updated to reflect the current status of this loan.

Technology and Escrow Services, page 42

2.	Please revise to quantify the fees payable to FundAmerica for the technology services provided in this offering.

The disclosure has been updated to reflect the fees payable to FundAmerica.

Financial Statements, page F-1

3.	We note from page i that you executed a stock split on July 21, 2017 and that the financial statements reflect pre-split quantities of shares outstanding. Please revise your financial statements to retroactively reflect the stock split in accordance with SAB Topic 4C. An appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and state the date the change became effective.

The financial statements have been updated to reflect the stock split in accordance with the guidance provided by SAB Topic 4C and discussions with Commission staff.

Exhibits

4.	Please file, prior to requesting qualification, an opinion of counsel as to the legality of the securities covered by the offering statement

An opinion of counsel has been included with this most recent filing.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Arcimoto, Inc. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

KHLK LLP

cc: Mark Frohnmayer

Arcimoto Inc.